November 20, 2013

VIA EDGAR

H. Roger Schwall

Assistant Director

Office of Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Valero Energy Partners LP
Registration Statement on Form S-1
Filed September 19, 2013
File No. 333-191259

Dear Mr. Schwall:

Pursuant to discussions with the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), Valero Energy Partners LP (the “Partnership”) hereby submits the proposed offering terms of its initial public offering (the “Offering”), as reflected in the enclosed marked pages. The proposed offering terms will be included in a future amendment (the “Amendment”) to the Registration Statement on Form S-1, File No. 333-191259 (the “Registration Statement”). The provided terms reflect a bona fide estimate of the range of the minimum and maximum offering price and the maximum number of securities to be offered as of November 20, 2013. Should the bona fide estimates of these terms change, the figures presented in future amendments to the Registration Statement may increase or decrease.

As discussed with members of the Staff, the proposed offering terms are being provided for your consideration by correspondence given the Partnership’s and the underwriters’ concern regarding providing such information significantly in advance of the launch of the offering. The Partnership seeks confirmation from the Staff that it may launch its Offering with the price range specified herein and include such price range in the Amendment.

U.S. Securities and Exchange Commission

November 20, 2013

Should you have any questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (210) 345-5817, or Gerald M. Spedale of Baker Botts L.L.P. at (713) 229-1734.

Sincerely,

/s/ Joseph W. Gorder
Joseph W. Gorder
Chief Executive Officer
Valero Energy Partners GP LLC

cc:	Gerald M. Spedale
Jay D. Browning
Lawrence M. Schmeltekopf